UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TCP INTERNATIONAL HOLDINGS LTD.

(Name of Issuer)

Common Shares, par value CHF 1.00 per share

(Title of Class of Securities)

H84689100

(CUSIP Number)

Ira Kaplan

Benesch, Friedlander, Coplan & Aronoff LLP

200 Public Square, Suite 2300

Cleveland, OH 44114

Telephone: (216) 363-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ellis Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,561,191
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,561,191
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,561,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Percentage based upon 29,242,603 shares outstanding as of September 26, 2017 as reported in the issuer’s definitive proxy statement on Schedule 14A.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhaoling Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,822,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,822,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,822,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Percentage based upon 29,242,603 shares outstanding as of September 26, 2017 as reported in the issuer’s definitive proxy statement on Schedule 14A.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Yan’s Trust established by a deed of settlement dated June 16, 2014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,822,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,822,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,822,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Percentage based upon 29,242,603 shares outstanding as of September 26, 2017 as reported in the issuer’s definitive proxy statement on Schedule 14A.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cherry Plus Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,822,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,822,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,822,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Percentage based upon 29,242,603 shares outstanding as of September 26, 2017 as reported in the issuer’s definitive proxy statement on Schedule 14A.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lillian Yan Irrevocable Stock Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,249,607
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,249,607
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) 00

(1)	Percentage based upon 29,242,603 shares outstanding as of September 26, 2017 as reported in the issuer’s definitive proxy statement on Schedule 14A.

Item 1.	Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D (the “Amendment”) relating to the Common Shares, par value CHF 1.00 per share (the “Common Shares”) of TCP International Holdings Ltd., a company organized under the laws of Switzerland (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2016 (the “Initial Schedule 13D”). The principal executive offices of the Issuer are located at Alte Steinhauserstrasse 1, 6330 Cham, Switzerland.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Initial Schedule 13D is hereby amended and restated as follows:

(a) This Statement is being filed jointly on behalf of Ellis Yan, Zhaoling Yan, Cherry Plus Limited (“Cherry Plus”), the David Yan’s Trust established by a deed of settlement dated June 16, 2014 (the “David Trust”), and the Lillian Yan Irrevocable Stock Trust (the “Lillian Yan Trust” and, collectively with Ellis Yan, Zhaoling Yan, Cherry Plus, and the David Trust, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is c/o Ira Kaplan, Benesh, Friedlander, Coplan & Aronoff LLP, 200 Public Square, Suite 2300, Cleveland, OH 44114.

(c) N/A.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ellis Yan is a citizen of the United States. Zhaoling Yan is a citizen of the People’s Republic of China. Cherry Plus and the David Trust were both established under the laws of the British Virgin Islands. The Lillian Yan Trust was established under the laws of the state of Ohio.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Initial Schedule 13D is hereby amended and restated as follows:

The Yan Group (defined below) is considering a variety of financing sources to fund the Merger (defined below).

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and restated as follows:

On December 13, 2017, the Issuer announced that it has entered into a definitive merger agreement pursuant to which, and subject to the terms and conditions set forth therein, a group controlled by Ellis Yan and Solomon Yan will acquire all the shares of the Issuer not owned by the buyers or their affiliates.

Merger Agreement

On December 12, 2017, the Issuer, and Quality Light Source GmbH, a Swiss limited liability company in formation (“MergerCo”) represented by Q L Light Source Company Limited, a Hong Kong private company limited by shares (“MergerCo Incorporator”), entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which MergerCo will acquire, subject to the satisfaction of the conditions set forth in the Merger Agreement, the Issuer by merging with the Issuer, with MergerCo continuing as the surviving company (the “Merger”).

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, at the closing of the Merger (the “Completion”), each of the Issuer’s outstanding common shares, other than common shares held by Ellis Yan, Solomon Yan, Cherry Plus Limited, and the Lillian Yan Trust (collectively, the “Yan Group”), will be converted into the right to receive $1.00 in cash (the “Merger Consideration”). Each share of the Company’s restricted stock granted under the Issuer’s 2014 Omnibus Incentive Plan will vest in full at the Completion and any performance conditions imposed with respect to such restricted stock shall be deemed to be achieved, and the holders of such restricted stock will be entitled to receive the Merger Consideration on the same basis as the Issuer’s shareholders generally, less applicable withholding taxes.

The Completion is subject to certain conditions, including, among others, (i) approval of the Merger Agreement by holders of 90% or more of the Issuer’s common shares, (ii) receipt by MergerCo of sufficient financing to repay all obligations outstanding under the Issuer’s Amended and Restated Revolving Credit and Security Agreement or an extension and waiver of certain of the terms thereof and (iii) the absence of any material adverse effect on the financial condition, business, assets or results of operations of the Issuer and its subsidiaries, taken as a whole.

The Merger Agreement contains certain termination rights for the Issuer and MergerCo, as the case may be, applicable upon, among other events, (i) the Completion having not occurred by March 30, 2018 (the “Long Stop Date”), (ii) a material breach of the Merger Agreement by the other party that cannot be cured by the Long Stop Date or (iii) by the Issuer if the formation of MergerCo is not completed by MergerCo Incorporator within forty-five days of the date of the Merger Agreement.

A copy of the Merger Agreement is attached as Exhibit 9 hereto and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Support Agreement

In connection with the Merger, the Issuer and the Yan Group entered into a support agreement, dated as of December 12, 2017 (the “Support Agreement”), pursuant to which each member of the Yan Group has agreed to, among other things, (i) vote its or their common shares in favor of the Merger and against any alternative acquisition proposal, (ii) until the earlier of the termination of the Merger Agreement in accordance with its terms and the Completion Date, sell or transfer their shares of the Issuer or solicit, initiate, enter into or continue any negotiations with any person other than the Issuer regarding a sale (whether by sale of stock, merger, consolidation, sale of assets or other disposition) of their shares or all or any part of the Issuer, (iii) guarantee the payment of the Merger Consideration by MergerCo at the Completion, and (iv) following the Completion Date, release, remise and forever discharge the Issuer’s and the Issuer’s subsidiaries’ from any and all liability whatsoever (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued and whether due or payable) that any of the Yan Group or their affiliates may have to any such persons, but solely to the extent arising out of acts, omissions, transactions, matters, causes or events occurring prior to the Completion Date.

A copy of the Support Agreement is attached as Exhibit 10 hereto and is incorporated herein by reference. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Scheduled 13D is hereby amended and restated as follows:

(a)    The response of each of the Reporting Persons with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this Amendment are incorporated herein by reference.

(b)    N/A

(c)    N/A

(d)    N/A

(e)    N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by adding the following:

On December 12, 2017, Issuer, and MergerCo, represented by MergerCo Incorporator, entered into the Merger Agreement, a discussion of which is contained in Item 4 hereof and incorporated into this Item 6 by reference.

On December 12, 2017, Issuer and the Yan Group entered into the Support Agreement, a discussion of which is contained in Item 4 hereof and incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Scheduled 13D is hereby amended and restated as follows:

Exhibit 1    Amended and Restated Joint Filing Agreement, dated December 14, 2017, by and among the Reporting Persons

Exhibit 2	Power of Attorney of Ellis Yan (previously filed)

Exhibit 3	Power of Attorney of Zhaoling Yan (previously filed)

Exhibit 4	Power of Attorney of the David Yan’s Trust (previously filed)

Exhibit 5	Power of Attorney of Cherry Plus Limited (previously filed)

Exhibit 6	Shareholders Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012, as amended June 24, 2014 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on August 8, 2014)

Exhibit 7	Registration Rights Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012, as amended June 24, 2014 (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on August 8, 2014)

Exhibit 8	Power of Attorney of Lillian Yan Irrevocable Stock Trust

Exhibit 9	Merger Agreement, dated December 12, 2017, between TCP International Holdings Ltd. and Quality Light Source GmbH (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on December 13, 2017)

Exhibit 10	Support Agreement, dated as of December 12, 2017, among the Yan Group and TCP International Holdings Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on December 13, 2017)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017	ELLIS YAN

/s/ Ira Kaplan, as Attorney-in-Fact for Ellis Yan

ZHAOLING YAN

/s/ Ira Kaplan, as Attorney-in-Fact for Zhaoling Yan

DAVID YAN’S TRUST DATED 6/16/14

/s/ Ira Kaplan, as Attorney-in-Fact for David Yan’s Trust Dated 6/16/14

CHERRY PLUS LIMITED

/s/ Ira Kaplan, as Attorney-in-Fact for Cherry Plus Limited

LILLIAN YAN IRREVOCABLE STOCK TRUST

/s/ Ira Kaplan, as Attorney-in-Fact for Lillian Yan Irrevocable Stock Trust